Questcor Pharmaceuticals, Inc.

1300 North Kellogg Drive, Suite D

Anaheim, California 92807

June 4, 2014

VIA EDGAR

Mr. Scott Wuenschell

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Questcor Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 26, 2014

File No. 001-14758

Dear Mr. Wuenschell:

We are responding to the Staff’s oral comments received via telephone on June 3, 2014 regarding the review of the above-referenced filing of Questcor Pharmaceuticals, Inc. (“Questcor” or the “Company”) and our response to the Staff’s initial comment to the above reference filing submitted by Questcor on May 20, 2014. We have set forth below our response to the inquiries raised on the call. For ease of reference, we have included each of the Staff’s comments in its entirety in bold and italicized text preceding our response.

Notes To Consolidated Financial Statements

2. Acquisitions

Acquisition of Synacthen, page 69

1.	Please clarify the terms of the derivative. Please confirm that $25 million payable in three payments is not recorded as a derivative, and if so, why.

Based on the terms of the Company’s transaction agreements for its acquisition of Synacthen, the Company paid an initial amount of $60 million at the acquisition date and is required to make three $25 million annual payments thereafter. An additional $165 million is contingent consideration dependent upon the occurrence of various currently unknowable events. The maximum total consideration is $300 million. These three certain annual $25 million payments are not subject to any contingency and represented a fixed liability at closing. Therefore, they do not meet the definition of a derivative under paragraph 815-10-15-83. The Company recorded the three annual $25 million payments as a fixed liability in the consolidated balance sheet.

In the consolidated balance sheet at December 31, 2013, the Company classified the first $25 million payment obligation as “Current portion of in process R&D liability.” The two other $25 million non-contingent payment obligations were included, along with the contingent consideration liability, in the “In process R&D liability” which was noncurrent. In future filings in which the Company records any non-contingent obligation, it will present the non-contingent portion separate and apart from the contingent consideration on the face of the consolidated balance sheet.

Also, in note 4 “Short-Term Investments and Fair Value Measurements”, the total $75 million of current and non-current in process R&D liability that is non-contingent is presented together with the derivative liability related to the Synacthen acquisition as a Level 3 derivative. In future filings, any such non-contingent portion of in process R&D liability will not be presented together with the derivative liability in the fair value hierarchy disclosure. Rather, they will be disclosed separately.

The transaction agreements also require the Company to make a potential additional annual cash payment on each anniversary subsequent to the third anniversary until it obtains the first approval from the FDA related to the products and a milestone payment upon its receipt of the FDA approval. Further, the Company may be required to pay an annual royalty based on a percentage of the net sales of the product in the U.S. market until the maximum $300 million payment is met. These potential additional annual payments, the potential milestone payment and the potential royalty are by definition, contingent.

Under ASC 805-50-30-1, assets are recognized based on their cost to the acquiring entity. If contingent consideration meets the definition of a derivative, ASC 815 requires that it be recognized at fair value. Therefore, we evaluated whether the contingent consideration obligation meets the definition of a derivative under 815-10-15-83. As indicated in our May 20 submission, we concluded that it did, and therefore the value of the derivative was included as part of the cost of the acquired asset. Certain additional elements of our derivative analysis are provided below in our responses to Questions 2 and 4.

2.	Clarify why you believe the underlyings included in your response support your accounting for contingent payments as a derivative.

As noted above and in our May 20 submission, we concluded the contingent consideration obligation meets the definition of a derivative under 815-10-15-83. Subparagraph 15-83(a)(1) states a derivative contract must contain one or more underlyings. An underlying is defined as a variable that, along with either a notional amount or a payment provision determines the settlement of a derivative instrument. That paragraph also states that an underlying may be the occurrence or nonoccurrence of a specified event such as a scheduled payment under a contract.1

The contingent consideration obligation for the purchase of Synacthen meets that condition. Specifically, the derivative portion of the in process R&D liability ($65 million as of December 31, 2013) is contingent upon three underlyings: i) the Company’s continued

[1]	See 815-10-15-88(h).

development of the drug, ii) FDA approval and iii) future sales. As discussed in our response to Question 1, these underlyings do not relate to the fixed $75 million obligation. Rather, they relate entirely to the potential future payments. As such, the potential occurrence or nonoccurrence of the three events above, along with each event’s payment provisions, requires treating those contingent payments as a derivative.

3.	Please tell us how the acquisition of Synacthen was initially recorded in the quarterly period ended June 30, 2013, including the corresponding journal entries. In that regard, please reconcile the amounts initially recorded as of June 30, 2013 to December 31, 2013.

The initial acquisition of Synacthen was recorded as a debit to an in process R&D asset, with an offsetting credit to both cash and an in process R&D liability. Below are the entries as of the period ended June 30, 2013:

In process R&D Asset	$176 million
Cash	$60 million
In process R&D liability	$116 million

This initial acquisition date value was determined utilizing a valuation model that was replaced by a more sophisticated model during the third quarter of 2013. In connection with the preparation of its consolidated balance sheet as of September 30, 2013, the Company used this more sophisticated model and received additional input from its Chief Scientific Officer to determine the initial fair value to be $196 million, or an adjustment to the initial fair value of $20 million (representing less than 3% of the Company’s reported total assets at September 30, 2013). These factors should have been considered in the initial accounting, but were not. As such, the Company corrected its initial accounting through an immaterial adjustment in the third quarter (the Company did not rely upon ASC 805, as there is no provision for a measurement period adjustment in connection with asset purchases). It should be noted this adjustment related solely to the derivative liability.

Below is the entry made relative to the immaterial adjustment:

In process R&D Asset	$20.6 million
In process R&D liability	$20.6 million

Below is the entry for the six months ended December 31, 2013 to record the change in the liability for the change in the time value of money:

Income Statement	$3.4 million
In process R&D liability	$3.4 million

Below is the entry for the six months ended December 31, 2013 to record the amortization of the asset:

Income Statement	$5.2 million
In process R&D asset	$5.2 million

4.	Please tell us the authoritative accounting literature relied upon in your initial response describing why the contracted payment provisions meet net settlement criterion in the definition of a derivative under ASC 815-10-15-83.

Initially, the Company considered whether the contingent consideration obligation in the Synacthen acquisition met the three basic characteristics of a derivative under paragraph 815-10-15-83. The Company’s prior submission on May 20, 2014 summarized that evaluation, which noted that payment provisions exist for each underlying in the contract in order to determine the settlement. As requested, the following explanation outlines in further detail the Company’s consideration of net settlement, which is the third characteristic of a derivative described in subparagraph 15-83(c). It states a derivative contract:

“can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.

2.	It can readily be settled net by a means outside the contract.

3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

The Accounting Standards Codification elaborates on the characteristics of a derivative, and the first form of net settlement identified in 815-10-15-83(c)(1) is more specifically addressed in paragraph 815-10-15-100, which states:

“In this form of net settlement, neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). (For example, most interest rate swaps do not require that either party deliver interest-bearing assets with a principal amount equal to the notional amount of the contract.) Net settlement may be made in cash or by delivery of any other asset (such as the right to receive future payments—see the discussion beginning in paragraph 815-10-15-104), whether or not that asset is readily convertible to cash.”

This is commonly referred to as “contractual net settlement.” As noted in paragraph 815-10-15-100 above, contractual net settlement may be made in cash or by delivery of any other asset (since the Company’s contingent consideration obligation for the Synacthen acquisition is payable in cash, the guidance in 815-10-15-104 regarding other assets does not apply). Cash by its very nature is not associated with any underlying in the contract, such as FDA approval and, as indicated above, the contract has cash payment provisions in lieu of notional amounts for determining settlement. As such, neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to any notional amount. Therefore, the cash payment provision constitutes contractual net settlement, which was acknowledged as a valid form of net settlement in paragraph 251 of the basis for conclusions of Statement 133.2

By way of example, an interest rate swap is a contract that typically calls for contractual net settlement. Over the life of a swap, as interest rates change (the underlying), one counterparty

[2]	Accounting for Derivative Instruments and Hedging Activities

is required to pay an amount in cash based on the current interest rate. Paragraph 251 also provides an example of a specified payment if a referenced interest rate increases by 300 basis points. Similarly, the Company may be required to pay additional cash based on the underlying(s) in the contingent consideration obligation for the Synacthen acquisition. As such, all three contracts—the two examples cited above and the Company’s contract—are considered derivatives.

During this evaluation, we noted similar views with respect to net settlement are expressed in the published interpretive handbooks by major accounting firms. They indicate that contracts that do not contain a notional amount but instead contain a payment provision would meet the characteristic of contractual net settlement.3

The Company also observes net settlement under the contingent consideration contract is distinct from gross settlement. Net settlement can be described as a one-way transfer of an asset, usually cash, generally from the counterparty in a loss position to the counterparty in a gain position. In contrast, gross settlement involves a two-way transfer, whereby Counterparty A transfers an asset (usually cash) to Counterparty B, and Counterparty B transfers an asset to Counterparty A. This is consistent with the implementation guidance in paragraph 815-20-55-112, which states:

“Settling a forward contract gross involves delivery of an asset in exchange for the payment of cash or other assets and is differentiated from settling net, which typically involves a payment for the change in a contract’s value as the method of settling the contract.”

In this situation, the Company will make a one-way transfer of cash to the counterparty; it will not receive any asset or other consideration in return. Therefore, gross settlement cannot occur under the Company’s contingent consideration contract for Synacthen.

Moreover, the Company’s conclusions are consistent with the FASB’s rationale on contingent consideration contracts, when they were considered during the deliberations in Statement 141(R). While debated in the context of business combinations, the Board’s views are—in concept—equally applicable to contingent consideration arrangements generally:

[A] contingent consideration arrangement is inherently part of the economic considerations in the negotiations between the buyer and seller. Such arrangements commonly are used by buyers and sellers to reach an agreement by sharing particular specified economic risks related to uncertainties about future outcomes. Differences in the views of the buyer and seller about those uncertainties often are reconciled by their agreeing to share the risks in such ways that favorable future outcomes generally result in additional payments to the seller and unfavorable outcomes result in no or lower payments. The Boards observed that information used in those negotiations often will be helpful in estimating the fair value of the contingent obligation assumed by the acquirer.

The [FASB] noted that most contingent consideration obligations are financial instruments and many are derivative instruments.4

[3]	See for example, paragraph 9.09 of KPMG’s Derivatives and Hedging Accounting Handbook (July 2013) and Question No. 2-5 regarding payment provisions in PwC’s Guide to Accounting for Derivative Instruments and Hedging Activities (March 2013).
[4]	Statement 141(R), Business Combinations, paragraphs B348 and B349.

Lastly, as stated in our May 20th submission, we believe that the accounting for the contingent consideration would be the same if it was not considered a derivative under Topic 815. Specifically, the Company notes that US GAAP is silent on the accounting for contingent consideration related to an asset acquisition. We believe an analogy to the business combination literature in Topic 805 would be acceptable, resulting in the same accounting treatment as derivative accounting. As such, the Company determined to carry the contingent consideration in this arrangement at fair value, with changes in fair value recorded in income.

* * * *

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (714) 786-4200 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Rajesh Asarpota

Rajesh Asarpota

Senior Vice President, Chief Financial Officer

cc:	Mary Mast, the Commission

Jim B. Rosenberg, the Commission

R. Scott Shean, Esq., Latham & Watkins LLP